SUSPECT DETECTION SYSTEMS, INC.
4 Nafcha Street
Jerusalem, Israel 95508

June 2, 2009

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Alexander Ledbetter, Esq.

Re:	Suspect Detection Systems, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 23, 2009

Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 31, 2009

Form 10-Q for Fiscal Period Ended March 31, 2009 Filed May 20, 2009 File No. 000-52792

Dear Ms. Ledbetter:

We are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the "Amendment”) in response to the Commission's comment letter, dated May 22, 2009, with reference to the Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 23, 2009 (the “Proxy Statement”).

In addition to the Amendment, we supplementally respond to the Commission's comments to the Proxy Statement, the Form 10-K for Fiscal Year Ended December 31, 2008, filed March 31, 2009 and the Form 10-Q for Fiscal Period ended March 31, 2009, filed on May 20, 2009 (File No. 000-52792) as follows:

Preliminary Proxy Statement on Schedule 14A

1.           Response to Comment No. 1.   The Amendment is paginated in accordance with the comments of the Commission.

2.           Response to Comment No. 2.  In light of the Commission’s comments, we have reconsidered our proposal and will only be requesting that the shareholders authorize an amendment from 100 million to 250 million shares, not the 500 million we originally considered. The Amendment also clarifies that commitments the Company has to issue (i) shares of common stock upon the exercise of outstanding warrants, (ii) shares and warrants to be issued in the current private placement, (iii) shares and warrants to the current minority shareholders of Suspect Detection Systems, Ltd., our operating subsidiary, as well as the contemplated stock option plan.

3.           Response to Comment No. 3.  As of the April 23, 2009, the record date for the meeting, we had 65,809,668 shares and 12,810,004 warrants issued and outstanding. We also have commitments to issue no less than approximately 95,000,000. Accordingly, the Company does not have sufficient shares of authorized common stock to meet its obligations. The Amendment amends the Proxy Statement to reflect the Commission’s comments.

4.           Response to Comment No. 4.    As set forth in the bylaws of the Company, at a meeting of the shareholders of the Company, a quorum is represented by a simple majority of the voting shares (50% plus one). The Amendment amends the Proxy Statement to correctly reflect the number of voting shares required to constitute a quorum at a meeting of the shareholders of the Company.

5.           Response to Comment No. 5.      Appendix I to Amendment No. 1 amends the amendment to the Certificate of Incorporation to correctly reflect the increase in authorized capital.

Form 10-K for Fiscal Year Ended December 31, 2008

6.           Response to Comment No. 6.    In accordance with the Commission’s comment, we hereby confirm that there was no change in the Company's internal control over financial reporting during the fiscal year covered by our report on Form 10-K for Fiscal Year Ended December 31, 2008. We also confirm that we will ensure that our future disclosures will indicate whether there has been any change in our internal control over financial reporting for the fiscal year covered by such report.

7.           Response to Comment No. 7.  In accordance with the Commission’s comment, we hereby acknowledge that we will file a copy of the amendment to the Certificate of Incorporation, which changed the name of the Company from PCMT Corporation to Suspect Detection Systems, Inc., with the Commission in a future filing.

8.           Response to Comment No. 8.    In accordance with the Commission’s comment, we hereby confirm that Asher Zwebner intended to sign the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 in both his individual capacities as our principal executive, financial and accounting officer and as the sole member of the board of directors. The Company hereby acknowledges that in the future, it will provide separate signature blocks to make clear that the report was signed on behalf of its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer and by at least the majority of the board of directors or persons performing similar functions and it was signed also by these same officers and directors in their individual capacities.

9.           Response to Comment No. 9.     We note the Commission’s comment and hereby confirm that any variation in the wording of the certification on Exhibit 31.1 of the Annual Report on Form 10-K for fiscal year ended December 31, 2008, was not intended to change the meaning or effect the certification. In addition, We hereby confirm that in future filings, we will revise Section 302 certifications to use the exact wording of the certifications as provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for Fiscal Period Ended March 31, 2009

10.           Response to Comment No. 10.  In accordance with the Commission’s comments, we hereby confirm our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the United States Securities and Exchange Commission. Our principal executive officer and principal financial officer has reviewed the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) within the end of the period covered by our Quarterly Report on Form 10-Q for fiscal period ended March 31, 2009 and has concluded that the disclosure controls and procedures are effective to ensure that material information relating to the Company is recorded, processed, summarized, and reported in a timely manner.

11.           Response to Comment No. 11.  We note the Commission’s comment and hereby confirm that any variation in the wording of the certification on Exhibit 31.1 of the Quarterly Report on Form 10-Q for fiscal year ended March 31, 2009, was not intended to change the meaning or effect the certification. In addition, we hereby confirm that in future filings, we will revise Section 302 certifications to use the exact wording of the certifications as provided in Item 601(b)(31) of Regulation S-K.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment as requested by the Commission, together with a redlined copy showing the changes made in the Amendment to the Proxy Statement in order to help expedite the review process.   In addition, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Sincerely yours,

/s/ Asher Zwebner
Asher Zwebner
Interim Chief Executive Officer

Cc: David Lubin, Esq.